Exhibit 21

Subsidiaries	State of Incorporation
Central Maine Power Company	Maine
Connecticut Natural Gas Corporation	Connecticut
Energy East Enterprises, Inc.	Maine
Energy East Management Corporation	Delaware
Maine Electric Power Co., Inc.	Maine
Maine Natural Gas, L.L.C.	Maine
NORVARCO	Maine
New York State Electric & Gas Corporation	New York
The Berkshire Gas Company	Massachusetts
The Energy Network, Inc.	Delaware
The Southern Connecticut Gas Company	Connecticut